KH 2/15

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 10 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rippe & Kingston Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann — (513) 997-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11015593

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rippe & Kingston Capital Advisors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Notary Public

JOYCE A. TABAR
Notary Public, State of Ohio
My Commission Expires 05-20-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rippe & Kingston Capital Advisors, Inc.

SEC File Number 8-35572

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2010 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

Rippe & Kingston Capital Advisors, Inc.

Table of Contents

Flynn & Company
Certified Public Accountants and Consultants

7800 E Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513 530 9200
f. 513 530 0555
www flynncocpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of Rippe & Kingston Capital Advisors, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., for the year ended December 31, 2010, and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Rippe & Kingston Capital Advisors, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

January 21, 2011

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Current Assets		
Cash and cash equivalents	$	35,402
Fees receivable		10,654
Other receivable		545
Refundable income taxes from affiliate		40,215
Prepaid expenses		1,108
Total assets	$	87,924
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts payable - affiliate	$	12,750
Other accrued liabilities		8,619
Total Liabilities		21,369
Shareholder's Equity		
Common stock, no par value; 500 shares authorized 300 shares issued and outstanding, at stated value of $5 per share		1,500
Additional paid-in capital		148,450
Deficit		(83,395)
Total Shareholder's Equity		66,555
Total Liabilities and Shareholder's Equity	$	87,924

The accompanying notes are an integral part of these statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Investment banking fees	$ 45,786
Interest and other income	20
Total revenues	45,806
Expenses	
Salaries	80,406
Payroll taxes	6,854
Employee benefits	18,355
Occupancy and maintenance	4,364
Practice development	8,419
Insurance	1,438
Publications	1,113
Other operating expense	27,758
Management fee paid to affiliate	12,000
Total expenses	160,707
Loss before income tax benefit	(114,901)
Income tax benefit	40,215
Net loss	$ (74,686)

The accompanying notes are an integral part of these statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	(Deficit)	Total Shareholder's Equity
Balance at January 1, 2010	300	$ 1,500	$ 70,500	$ (8,709)	$ 63,291
Contributions	-	-	77,950	-	77,950
Net loss	-	-	-	(74,686)	(74,686)
Balance at December 31, 2010	300	$ 1,500	$ 148,450	$ (83,395)	$ 66,555

The accompanying notes are an integral part of these statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:		
Net loss	$	(74,686)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in fees receivable		(9,891)
Increase in other receivable		(545)
Decrease in refundable income taxes from affiliate		5,335
Decrease in prepaid expenses		865
Decrease in accounts payable		(2,250)
Increase in accounts payable - affiliate		12,750
Increase in other accrued liabilities		1,202
Net cash used in operating activities		(67,220)
Cash Flows from Financing Activities:		
Capital contributions		77,950
Net increase in cash and cash equivalents		10,730
Cash and cash equivalents, beginning of year		24,672
Cash and cash equivalents, end of year	$	35,402

The accompanying notes are an integral part of these statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Rippe & Kingston Capital Advisors, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C. (R&K).

Investment banking fees relate primarily to private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2010, management has determined that no allowance for doubtful accounts is required.

Revenue Recognition

Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through January 21, 2011, which was the date the financial statements were available to be issued for the year ended December 31, 2010.

Income taxes

The Company is included in R&K's consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of Federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $14,033 at December 31, 2010. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 1.5228 to 1 at December 31, 2010.

NOTE B – FAIR VALUE MEASURMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE C – CONENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in a bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

NOTE D – INCOME TAXES

During 2010 the Company recorded the following income tax benefit:

Federal	$	40,215
State and Local		-
	$	40,215

The income tax benefit of $40,215 corresponds to the refundable income taxes from affiliate reflected on the statement of financial condition. The Company made no income tax related payments to R&K during 2010.

There were no deferred tax assets, deferred tax liabilities at December 31, 2010, nor deferred components of income tax expense for the year then ended.

NOTE E – RELATED PARTY

The Company is a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., which provides management and business services to the Company including financial, executive personnel, corporate development and limited legal services. Rippe & Kingston Co. P.S.C. along with the management fee charges occupancy expense to the Company. Included in the accompanying statement of operations of the Company are management fees and occupancy expenses of $18,000 for the year ended December 31, 2010.

Flynn & Company
Certified Public Accountants and Consultants

7800 E. Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513 530.9200
f. 513 530.0555
www.flynncocpa com

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.

We have audited the accompanying financial statements of Rippe & Kingston Capital Advisors, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated January 21, 2011 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

January 21, 2011

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Shareholder's equity	$ 66,555
Nonallowable assets	(52,522)
Net Capital	14,033
Minimum Capital Required to be Maintained (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess Net Capital	$ 9,033
Aggregate Indebtedness	$ 21,369
Ratio of Aggregate Indebtedness to Net Capital	1.5228 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Rippe & Kingston Capital Advisors, Inc.'s unaudited FOCUS Report as of December 31, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Supplementary Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

January 21, 2011

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Rippe & Kingston Capital Advisors, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Goverernors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weaknes, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.